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03012167

S
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SEC FILE NUMBER
8-43940

SEC MAIL PROCESSING RECEIVED FEB 28 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CRT Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford	Connecticut	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark Merritt — (203) 569-6471
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	Connecticut	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

3/13

CRT CAPITAL GROUP LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, C. Michael Vaughn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CRT Capital Group LLC (the "Company") for the years ended December 31, 2002 and 2001 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

C. Michael Vaughn 2/23/03

Signature Date

C. Michael Vaughn
Managing Member

Notary Public

DAIN G. PEEBLES
Notary Public
State Of Connecticut
My Commission Expires Oct 31, 2007

CRT CAPITAL GROUP LLC
(S.E.C. I.D. No. 8-43940)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002 AND 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Managing Members
of CRT Capital Group LLC

We have audited the accompanying statements of financial condition of CRT Capital Group LLC (the "Company") as of December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits of the statements of financial condition provides a reasonable basis for our opinion.

In our opinion, such statements of financial condition presents fairly, in all material respects, the financial position of CRT Capital Group LLC at December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 21, 2003

CRT CAPITAL GROUP LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CASH	$ 41,921,726	$ -
DUE FROM CLEARING ORGANIZATION	128,830	59,478
TRADING SECURITIES, pledged to clearing organization, at estimated fair value:	188,565,498	178,604,353
BANKRUPTCY CLAIMS AND TRADE RECEIVABLES, at estimated fair value	1,568,247	996,944
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net	4,679,697	419,944
DEBT ISSUANCE COSTS	982,974	-
OTHER ASSETS	2,046,161	1,120,251
TOTAL	$ 239,893,133	$ 181,200,970
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES:		
Securities Sold, Not Yet Purchased, at estimated fair value	$ 106,407,433	$ 94,938,275
Accounts Payable and Accrued Expenses	15,263,003	12,121,094
Payable To Clearing Organization	631,178	9,422,686
	122,301,614	116,482,055
COMMITMENTS AND CONTINGENCIES (Note 7)		
SUBORDINATED BORROWINGS	33,750,000	-
MEMBERS' CAPITAL	83,841,519	64,718,915
TOTAL	$ 239,893,133	$ 181,200,970

See notes to statements of financial condition.

CRT CAPITAL GROUP LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION

CRT Capital Group LLC (the "Company") is a Connecticut limited liability company that was organized on December 31, 1993 as Credit Research & Trading LLC. On June 18, 2001, the Company changed its name to CRT Capital Group LLC. The Company is organized pursuant to an operating agreement that expires on December 31, 2054.

The Company is a broker-dealer, research and investment banking (through its division Sheffield Merchant Banking Group) firm focused principally on high yield debt and convertible securities. The Company provides in-depth research, sales and trading coverage for these and related sectors of the capital markets. The Company trades public bonds, convertible securities, equities, bank debt, private placements, bankruptcy claims and trade receivables. The Company is a market maker in certain OTC stocks and is involved as agent or riskless principal in other securities transactions. The Company's corporate finance division provides advisory merger & acquisition and restructuring services to corporations and assistance to, principally, middle market companies in the raising of capital.

The Company is registered with the Securities and Exchange Commission as a broker-dealer in securities and an investment adviser. Furthermore, the Company is a member of the National Association of Securities Dealers, Inc., the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities - Trading Securities and Securities Sold, Not Yet Purchased are held principally for trading in the near term with the objective of generating profits on short-term differences in price. Trading Securities and Securities Sold, Not Yet Purchased are recorded on the trade date at, respectively, purchase cost or sales proceeds. The Company's trading securities are held as collateral under a margin agreement with the Company's clearing organization.

Securities are valued using quoted market prices or at estimated fair value as determined by management. The net change in the difference between cost and market value of securities held at the beginning and end of each period is reflected in investment gain or loss. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Bankruptcy Claims - From time to time the Company owns or conducts trading activities in securities and other instruments of companies operating under Chapter 11 of the United States Bankruptcy Code. Such securities and other instruments may include bank debt, public or private debt securities, convertible securities, equity securities and trade or vendor receivables (collectively, "Bankruptcy Claims").

Certain Bankruptcy Claims traded by the Company, such as bank debt and trade or vendor receivables, are not deemed to be securities. Principal transactions entered for the account and risk of the Company in such instruments and agency transactions on behalf of customers in such instruments are recorded on settlement date. There were no such transactions which had not yet reached their respective settlement date pending at December 31, 2002. Ownership and future rights to recovery are transferred by means of either participation agreement or assignment with notification of such assignment to the bankruptcy court.

The value assigned to a Bankruptcy Claim is determined by management either based on market value if either quoted market prices exist or relevant transactions in the marketplace are known to have occurred, or based on fair value by an evaluation of such factors as the rights of recovery relative to other claims of the same company, progress and outcome of the bankruptcy proceeding, and market indications.

Bankruptcy Claims are treated as non-allowable assets for the computation of net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

Clearance Arrangements - Pursuant to an agreement between the Company and its clearing organization, securities transactions of customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System as all customer accounts, as defined by such rules, are carried by the clearing organization.

Depreciation and Amortization - Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures and leasehold improvements are depreciated using the straight-line method over a useful life of the lesser of five years or the expected life of the lease.

Income Taxes - The Company, as a limited liability company, is treated substantially the same as a partnership for tax purposes and is exempt from federal and state income taxation. Accordingly, no provision is made for income taxes as they are the personal liability of the members.

Members' Capital - Contributions and distributions of capital are recognized when paid. All withdrawals and contributions of capital in 2002 were in cash.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates included in the accompanying financial statements include fair values of not-readily marketable securities and Bankruptcy Claims. Securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with securities, it is reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements - In November 2002, the FASB issued Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. In the ordinary course of business the Company's fully disclosed clearing arrangement may have a certain element of a guarantee. The Company will adopt the remaining provisions of FIN No. 45, as required in fiscal year 2003, and it is expected to have no material impact on the financial statements.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31:

	2002	2001
Furniture and fixtures	$ 85,708	$ 358,819
Office equipment	508,776	523,402
Leasehold improvements	3,111,572	618,721
Leased property under capital leases (Note 4)	2,183,930	-
Total, at cost	5,889,986	1,500,942
Accumulated depreciation and amortization	(1,210,289)	(1,080,998)
Total - net	$4,679,697	$ 419,944

During 2002 the Company disposed of certain furniture and equipment without any cash proceeds.

4. CAPITAL LEASE

The following is an analysis of the leased property under capital lease by major fixed asset classification for the year ended December 31, 2002.

Furniture and fixtures	$ 994,397
Office equipment	1,189,533
Total, at cost	2,183,930
Accumulated depreciation	(117,994)
Total capital lease - net	$ 2,065,936

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2002. Interest is calculated using a method which approximates the effective interest method:

Years ending December 31	
2003	$ 635,614
2004	633,998
2005	585,420
2006	428,799
Total minimum lease payments	2,283,831
Less: Amount representing interest	(217,895)
Present value of net minimum lease payments	$2,065,936

5. NET CAPITAL

The Company is a registered broker-dealer in securities and is subject to Rule 15c3-1 under the Securities Exchange Act of 1934. Such rule prohibits a registered broker-dealer from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, a registered broker-dealer may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1 and may be prohibited from expanding its business if such net capital ratio exceeds 10 to 1. Additionally, a registered broker-dealer may be required to reduce its business if its net capital falls below 120% of its "minimum net capital requirement" (as defined). Violation of the net minimum capital requirement may prohibit a registered broker-dealer from engaging in any securities transactions. The total of all non-allowable assets of the Company as of December 31, 2002 and 2001, including Bankruptcy Claims, were $40,232,336 and $18,475,457, respectively.

The Company's net capital information as of December 31, is as follows:

	2002	2001
Minimum net capital requirement ($285,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	$ 381,288	$ 859,746
Net capital	$ 44,046,713	$ 15,546,219
Net capital ratio	.13 to 1	.83 to 1

6. BENEFIT PLANS

The Company maintains a profit sharing and 401(k) Plan (collectively the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $40,000 for the year ended December 31, 2002 or $35,000 for the year ended December 31, 2001.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases - As of December 31, 2002, the minimum total rental commitments under non-cancelable leases for office space and equipment of $4,878,345 are as follows:

Years Ending December 31	
2003	$ 1,272,151
2004	854,505
2005	808,666
2006	858,076
2007	867,958
2008 and after	216,989
	$ 4,878,345

Litigation - The Company may from time to time be the subject of claims or named as a defendant in various legal actions. Management does not expect the Company to incur any material liability by reason of any such actions pending at the date hereof, nor does it expect that any such actions pending at the date hereof will have a material adverse effect on the Company's liquidity or operating results.

Unfunded Commitments - The Company maintains a proprietary position in bank debt which is included in Bankruptcy Claims and Trade Receivables on the Statement of Financial Condition that may require the Company to fund up to an additional $100,000 on undrawn letters of credit.

8. SUBORDINATED BORROWINGS

During 2002 the Company issued 14% subordinated notes which are due on March 31, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Additionally, the subordinated borrowing agreement requires the Company to be in compliance with certain affirmative and negative covenants to prevent an acceleration of payments or an event of default which would cause the subordinated borrowings to come due. The Company is required to make assertions to the subordinated lenders that they are in compliance with those covenants. As of December 31, 2002 the Company has made assertions that the Company is in compliance with the covenants.

9. MEMBERS' CAPITAL

The Company allows certain employees (collectively, "CRT Principals LLC") and strategic partners (collectively, "Subordinated Membership Participation Interests" and "CRT Investors LLC") to make investments in the Company and receive fixed preferential returns and variable performance based returns on invested capital. As of December 31, 2002 and 2001, Members' Capital is comprised of the following:

	2002	2001
Managing Members	$ 22,544,658	$ 23,875,285
CRT Principals LLC	50,533,407	40,843,630
CRT Investors LLC	10,117,627	-
Subordinated Participating Membership Interests	645,827	-
	$ 83,841,519	$ 64,718,915

Subordinated Participating Membership Interests receive quarterly allocations of their pro-rata share of net income. Their pro-rata share of net income for the fourth quarter of 2002 of $645,489 was subsequently distributed to them in 2003.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in the buying and selling of securities for a diverse group of, principally, corporations and institutional investors. The Company's transactions are executed with and on behalf of institutions, including other brokers and dealers, commercial insurance companies, commercial banks, pension plans and funds, and other financial and non-financial institutions. The Company introduces these transactions for clearance to Pershing on a fully disclosed basis.

The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to the nonperformance of its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customer activity through the review of information it receives from its clearing organization on a daily basis. Open securities transactions at December 31, 2002 and 2001 were subsequently cleared by the delivery of the related securities or payment to the customer.

In addition, the Company has sold securities that it did not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002 and 2001 at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002 or 2001.

* * * * * *

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.deloitte.com

Deloitte & Touche

February 21, 2003

CRT Capital Group LLC
262 Harbor Drive
Stamford, CT 06902

In planning and performing our audits of the financial statements of CRT Capital Group LLC (the "Company") for the years ended December 31, 2002 and 2001, on which we issued our report dated February 21, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practice or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP